Exhibit 99.3

NOTICE OF MEETING

Annual General Meeting of Shareholders of Baja Mining Corp.

The Annual General Meeting (the “AGM”) of the Shareholders of Baja Mining Corp. (“Baja”, the “Company” or “we”) will be held in the Waddington Room, of the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, Canada on Wednesday, May 12, 2010, at 2:00 p.m. (Vancouver time). The purpose of the AGM is to consider and take action on the following matters:

1.	Receive the comparative financial statements for the year ended December 31, 2009 and the auditors’ report on such statements.

2.	Elect Directors to hold office for the following year.

3.	Appoint PricewaterhouseCoopers LLP as independent auditors for 2010 and authorize the Directors to fix their pay.

4.	Transact any other business that may properly come before the meeting or any adjournment of the meeting.

The Board of Directors fixed the closeofbusinessonMarch19,2010 as the record date for determination of members entitled to notice of the AGM or any adjournment or adjournments thereof and the right to vote thereat.

Shareholders who are unable to attend at the AGM in person are requested to complete, sign, date and return the enclosed form of proxy. To be valid, a proxy must be received at the office of Computershare Investor Services of Canada, Suite100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 2pm (Vancouver time)/5pm (Toronto time) on May 10, 2010 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to acceptlateproxies.

DATED at Vancouver, British Columbia, this 30th day of March, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“John Greenslade”

John W. Greenslade
President, CEO and Director